UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Oncobiologics, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

68235M105
(CUSIP Number)

GMS Tenshi Holdings Pte. Limited
36 Robinson Road, #13-01, City House
Singapore, 068877
Attn: Executive Director
+962 6 582 7999 (ext. 1104)

with a copy to:

Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
Attn: Brien Wassner
(212) 848-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 7, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 68235M105	Page 2 of 13 Pages

1		NAME OF REPORTING PERSONS GMS Tenshi Holdings Pte. Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,932,825 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,932,825 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,932,825 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7% (2)
14		TYPE OF REPORTING PERSON (See Instructions) IV

(1)
Represents 32,628 shares of Series A Convertible Preferred Stock of Oncobiologics, Inc., a Delaware corporation (the “Issuer”), which converts into 4,932,825 shares of common stock of the Issuer (“Shares”).

(2)	This percentage is calculated based upon 24,676,365 Shares outstanding of the Issuer, as set forth in the Issuer’s Form 8-K, filed by with the Securities and Exchange Commission on September 11, 2017.

SCHEDULE 13D

CUSIP No. 68235M105	Page 3 of 13 Pages

1		NAME OF REPORTING PERSONS Ghiath M. Sukhtian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,932,825 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,932,825 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,932,825 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7% (2)
14		TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Represents 32,628 shares of Series A Convertible Preferred Stock of Oncobiologics, Inc., a Delaware corporation (the “Issuer”), which converts into 4,932,825 shares of common stock of the Issuer (“Shares”).

(2)	This percentage is calculated based upon 24,676,365 Shares outstanding of the Issuer, as set forth in the Issuer’s Form 8-K, filed by with the Securities and Exchange Commission on September 11, 2017.

SCHEDULE 13D

CUSIP No. 68235M105	Page 4 of 13 Pages

1		NAME OF REPORTING PERSONS Arun Kumar Pillai
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,932,825 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,932,825 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,932,825 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7% (2)
14		TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Represents 32,628 shares of Series A Convertible Preferred Stock of Oncobiologics, Inc., a Delaware corporation (the “Issuer”), which converts into 4,932,825 shares of common stock of the Issuer (“Shares”).

(2)	This percentage is calculated based upon 24,676,365 Shares outstanding of the Issuer, as set forth in the Issuer’s Form 8-K, filed by with the Securities and Exchange Commission on September 11, 2017.

ITEM 1.          Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Shares”), of Oncobiologics, Inc., a Delaware corporation (the “Issuer”), with its principal executive offices located at 7 Clarke Drive, Cranbury, New Jersey 08512.  The Shares are listed on the Nasdaq Global Market under the ticker symbol “ONS”.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.          Identity and Background

(a)          This Schedule 13D is being filed by GMS Tenshi Holdings Pte. Limited, a Singapore private limited company (“GMS Tenshi”), Ghiath M. Sukhtian (“Sukhtian”), and Arun Kumar Pillai (“Kumar”) (collectively, the “Reporting Persons”).

(b)–(c)   Tenshi Life Sciences Private Limited (“Tenshi”), a private investment vehicle controlled by Kumar, and GMS Pharma (Singapore) Pte. Limited (“GMS Pharma”), a private investment company and wholly-owned subsidiary of GMS Holdings, a private investment company (“GMS Holdings”), are the 50:50 beneficial owners of GMS Tenshi, in which each of Tenshi and GMS Pharma owns 50% of the outstanding voting shares.  Kumar, a natural person, is the holder of a controlling interest in Tenshi.  Sukhtian, a natural person, is the holder of a controlling interest in GMS Holdings, which is the holder of a controlling interest in GMS Pharma.

The principal office address of GMS Tenshi is 36 Robinson Road, #13-01, City House, Singapore 068877.  The principal office address of Kumar is #30, “Galaxy”, 1st Main, J.P. Nagar, 3rd Phase, Bangalore, India 560078.  The principal office address of Sukhtian is Zahran Street, 7th Circle Zahran Plaza Building, 4th Floor P.O. Box 142904, Amman, Jordan 11844.

The directors and executive officers of GMS Tenshi are set forth on Schedule I, attached hereto.  Schedule I sets forth the following information with respect to each such person:

(i)	name;

(ii)	business address;

(iii)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)	citizenship.

(d)–(e) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            (i)  Kumar is a citizen of India.

(ii) Sukhtian is a citizen of Jordan.

ITEM 3.          Source and Amount of Funds or Other Consideration

In connection with the Purchase Agreement (as defined and described below), on September 11, 2017, the Issuer closed the initial sale of 32,628 shares of Series A Convertible Preferred Stock, par value $0.01 per share (the “Preferred Stock”) to GMS Tenshi for an aggregate purchase price of approximately $3.3 million (the “Initial Closing”).  The source of funds for such purchases was the working capital of GMS Tenshi and capital contributions made to GMS Tenshi.

As a result of the transactions described in this Item 3, the Reporting Persons may each be deemed to be the beneficial owner of approximately 16.7% of the outstanding Shares.

ITEM 4.          Purpose of Transaction

On September 7, 2017, GMS Tenshi entered into a purchase agreement with the Issuer (the “Purchase Agreement”) pursuant to which GMS Tenshi agreed to purchase, in a private placement (the “Private Placement”), $25.0 million of Preferred Stock and warrants to purchase Shares (“Warrants” and together with the Preferred Stock, the “Securities”).  On September 11, 2017, the Issuer closed the initial sale of 32,628 shares of Preferred Stock to GMS Tenshi for an aggregate purchase price of approximately $3.3 million, and entered into an Investor Rights Agreement (as defined below) with GMS Tenshi, as described below.

The closing of the sale of the remaining Securities in the Private Placement is subject to a number of closing conditions set forth in the Purchase Agreement, including receipt of stockholder approval, approval for listing on NASDAQ of the Shares issuable pursuant to the Securities, absence of any law or order (whether temporary, preliminary or permanent) prohibiting or making illegal the consummation of the transactions contemplated by the Purchase Agreement, as well as the appointment of two additional GMS Tenshi designated directors to its Board of Directors (the “Board”), along with other customary closing conditions.  The Issuer will also seek shareholder approval at its first annual meeting for, among other things, the approval of the issuance of the Securities and election of Class I directors (the Issuer has three classes of directors, the term of which expire on different dates), which will include one of the directors appointed by GMS Tenshi.

From the date of the Purchase Agreement until the closing of the Private Placement, the Issuer also agreed to not, among other things, engage in, solicit, initiate, encourage or enter in to any Alternative Transactions (as defined in the Purchase Agreement).  To the extent that the closing does not occur, and the Issuer enters into any Alternative Transaction through the date that is 12 months following the termination of the Purchase Agreement, the Issuer has agreed to pay GMS Tenshi an amount equal to $12,500,000 as liquidated damages, in addition to other expenses as agreed to in the Purchase Agreement.

The Issuer intends to use the net proceeds from the Private Placement, primarily for the (i) purpose of developing ONS-3010, a biologic medical product, and (ii) other purposes set forth in an agreed budget, in each case, in accordance with such approved budget, and not for any other purpose. The Issuer is also obligated to pay and reimburse GMS Tenshi for its fees and expenses, regardless of whether the transactions contemplated by the Purchase Agreement are consummated.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter‑dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5.	Interest in Securities of the Issuer

(a)–(b)          As of the date of this filing, the Reporting Persons may be deemed, for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares described in Item 3 above.  Based upon information contained in the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on September 11, 2017, such Shares deemed to be indirectly beneficially owned by the Reporting Persons constitutes approximately 16.7% of the issued and outstanding Shares. Sukhtian, as the holder of a controlling interest in GMS Holdings, the holder of a controlling interest in GMS Pharma, which owns 50% of the outstanding voting shares of GMS Tenshi, may be deemed to indirectly beneficially own the Shares held by GMS Tenshi.  Kumar, as the holder of a controlling interest in Tenshi, which owns 50% of the outstanding voting shares of GMS Tenshi, may be deemed to indirectly beneficially own the Shares held by GMS Tenshi.  As a result, Kumar and Sukhtian share the power to direct the vote and to direct the disposition of the Shares described in Item 3 above.

Based upon information provided to the Reporting Persons by the Issuer, the parties to the Voting Agreements described below other than GMS Tenshi hold an aggregate of 3,970,315 Shares constituting approximately 16.1% of the currently outstanding Shares.  Such Shares when aggregated with the Shares beneficially owned by the Reporting Persons would constitute approximately 30.1% of the Shares outstanding, assuming conversion of the Preferred Stock acquired by GMS Tenshi at the Initial Closing.  The Reporting Persons disclaim beneficial ownership of the 3,970,315 Shares held by parties to the Voting Agreements other than GMS Tenshi.

(c)          Except as disclosed in Item 3, the Reporting Persons have not effected any transactions in the Shares during the past sixty (60) days.

(d)          Not applicable.

(e)	Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

The shares of Preferred Stock acquired in connection with the closing of the Private Placement are held of record by GMS Tenshi.  Tenshi, a private investment vehicle controlled by Kumar, and GMS Pharma, a private investment company and wholly-owned subsidiary of GMS Holdings, are the 50:50 beneficial owners of GMS Tenshi, in which each of Tenshi and GMS Pharma owns 50% of the outstanding voting shares.  Kumar, a natural person, is the holder of a controlling interest in Tenshi.  Sukhtian, a natural person, is the holder of a controlling interest in GMS Holdings, which is the holder of a controlling interest in GMS Pharma.  By virtue of such relationships, Kumar and Sukhtian may be deemed to have voting and investment power with respect to the securities held by GMS Tenshi noted above and as a result may be deemed to beneficially own such securities for purposes of Rule 13d-3 under the Exchange Act.  As of the date of this Schedule 13D, the number of Shares attributable to GMS Tenshi (assuming conversion of the Preferred Stock acquired by GMS Tenshi at the Initial Closing) is 4,932,825.  Kumar and Sukhtian may also each be considered to hold indirectly the same 4,932,825 Shares.

Pursuant to the Investor Rights Agreement (as defined below), GMS Tenshi has been granted the right to appoint four representatives to the Issuer’s Board of Directors (the “Board”), and accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer.  GMS Tenshi has designated two representatives, currently Faisal G. Sukhtian (“Faisal Sukhtian”) (a director of both GMS Pharma and GMS Holdings) and Joe Thomas (“Thomas”) (a director and executive of a company controlled by Kumar) to serve on the Board.  Effective September 11, 2017, the Issuer appointed both Faisal Sukhtian and Thomas to the Board.

Purchase Agreement

Item 4 above summarizes certain provisions of the Purchase Agreement and is incorporated herein by reference.  The description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is attached as Exhibit 2 to this Schedule 13D, and is incorporated herein by reference.

Voting and Lockup Agreements

On September 7, 2017, in connection with the Private Placement, GMS Tenshi entered into voting and lock-up agreements with Lawrence A. Kenyon, the Issuer’s Chief Financial Officer, and Kenneth M. Bahrt, M.D., the Issuer’s Chief Medical Officer, as well as the members of the Board (other than Pankaj Mohan, Ph.D., the Issuer’s Chairman and Chief Executive Officer), as well as all of the holders of the Issuer’s senior secured notes (collectively, the “Voting Agreements”) whereby they have agreed to vote in favor of the proposals to issue the Securities to GMS Tenshi pursuant the Purchase Agreement and the change in control of the Issuer.  Dr. Mohan entered into a separate lock-up agreement with GMS Tenshi (the “Lock-Up Agreement”). Pursuant to the Voting Agreements and the Lock-Up Agreement, the lock-up period for the Issuer’s executive officers and the members of Board who will continue on the Board after the closing of the sale of the remaining Securities, including Dr. Mohan, is 12 months, and the lock-up period for the members of Board who will resign from the Board in connection with the Private Placement is nine months, whereas for the senior secured noteholders the lock-up period runs through the record date for the stockholder meeting where the Issuer’s stockholders will be asked to approve the transactions contemplated by the Purchase Agreement and a purchase and exchange agreement (but such period is six months for the Shares underlying the Issuer’s Series B Convertible Preferred Stock to be issued to the noteholders pursuant to the purchase and exchange agreement).

Pursuant to the Voting Agreements and Lock-Up Agreement, during such lock-up periods, the parties have agreed not to, except in limited circumstances, (i) sell, transfer, pledge, assign or otherwise encumber or dispose of any of the securities (as such term is defined in the Voting Agreements and Lock-Up Agreement), or enter into any agreement, option or other arrangement or understanding with respect to any of the securities, (ii) deposit any securities into a voting trust or enter into any voting arrangement with respect to the securities, or (iii) take any other action that would in any way make any representation or warranty of the stockholder signatory untrue or incorrect in any material respect or otherwise restrict, limit or interfere in any material respect with the performance of such stockholder’s obligations under such agreement or the transactions contemplated by such agreement.

The foregoing description of the Voting Agreements and the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are filed as Exhibits 3, 4, 5, 6 and 7 and incorporated herein by reference.

Investor Rights Agreement

In connection with the Private Placement, on September 11, 2017, the Issuer entered into an investor rights agreement with GMS Tenshi (the “Investor Rights Agreement”).  Pursuant to the Investor Rights Agreement, the Issuer granted GMS Tenshi certain registration rights with respect to the Shares issuable upon conversion of the Preferred Stock and exercise of the Warrants, Board designation rights, piggyback registration rights and information rights, as well as the right of first offer over future issuances of securities and a right of participation in future securities issuances.  The Issuer also agreed not to file any registration statement to register for resale the sale of any securities of a third party without GMS Tenshi’s prior consent.

Additionally, the Issuer agreed to appoint up to four new directors to be designated by GMS Tenshi, such that GMS Tenshi’s designees represent a majority of the Board. As long as GMS Tenshi maintains beneficial ownership of at least 5% of the Issuer’s outstanding Shares, it shall be entitled to nominate directors to the Board in proportion to its ownership stake in the Issuer.  As long as GMS Tenshi maintains beneficial ownership of at least 50% of the Issuer’s outstanding Shares but less than or equal to 57%, GMS Tenshi shall be entitled to nominate a majority of the directors for election to the Board.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investor Rights Agreement filed as Exhibit 8 to this Schedule 13D, and incorporated herein by reference.

ITEM 7	Material to be Filed as Exhibits

Exhibit	Description

1.	Joint Filing Agreement, among GMS Tenshi Holdings Pte. Limited, Ghiath M. Sukhtian, and Arun Kumar Pillai, dated September 18, 2017.

2.
Purchase Agreement by and between Oncobiologics, Inc. and GMS Tenshi Holdings Pte. Limited, dated September 7, 2017 (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on September 11, 2017).

3.
Form of Voting and Lock-up Agreement by and between GMS Tenshi Holdings Pte. Limited and the Director or Executive Officer of Oncobiologics, Inc. party thereto, dated September 7, 2017 (incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on September 11, 2017).

4.
Voting and Lock-up Agreement by and between GMS Tenshi Holdings Pte. Limited and Todd Brady, Director Oncobiologics, Inc., dated September 7, 2017 (incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on September 11, 2017).

5.
Form of Voting and Lock-up Agreement by and between GMS Tenshi Holdings Pte. Limited and the Stockholder of Oncobiologics, Inc. party thereto, dated September 7, 2017 (incorporated by reference to Exhibit 10.6 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on September 11, 2017).

6.
Form of Voting and Lock-up Agreement by and between GMS Tenshi Holdings Pte. Limited and the Noteholder named therein, dated September 7, 2017 (incorporated by reference to Exhibit 10.7 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on September 11, 2017).

7.
Lock-Up Agreement by and among the Issuer, GMS Tenshi Holdings Pte. Limited and Pankaj Mohan, Ph.D, dated September 7, 2017 (incorporated by reference to Exhibit 10.8 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on September 11, 2017).

8.
Investor Rights Agreement by and between Oncobiologics, Inc. and GMS Tenshi Holdings Pte. Limited, dated September 11, 2017 (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on September 11, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 18, 2017

GMS Tenshi Holdings Pte. Limited

By:	/s/	Faisal G. Sukhtian
Name:		Faisal G. Sukhtian
Title:		Director

Ghiath M. Sukhtian

/s/ Ghiath M. Sukhtian

Arun Kumar Pillai

/s/ Arun Kumar Pillai

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF
GMS TENSHI HOLDINGS PTE. LIMITED

The following tables set forth certain information with respect to the directors and executive officers of GMS Tenshi Holdings Pte. Limited.

Name, Business Address, Position	Principal Occupation	Citizenship

Faisal Ghiath Sukhtian 7th Circle, Zahran St., Zahran Plaza Building, 4th Floor PO Box 142909 Amman, Jordan 11844 Position: Director	Executive Director at GMS Holdings	Jordan

Kwik Poh Choo 5 Ewe Boon Road Singapore 259316 Position: Director	Director	Singapore

Kannan Pudhucode Radhakrishnan # 30, “Galaxy”, 1st Main, J.P. Nagar, 3rd Phase, Bangalore, India 560078 Position: Director	Director at Tenshi Life Sciences Private Limited	India

Lau Yim Chu Nancy 36 Robinson Road #13-01 City House Singapore 068877 Position: Corporate Secretary	Corporate Secretary	British

EXHIBIT INDEX

Exhibit	Description

1.	Joint Filing Agreement, among GMS Tenshi Holdings Pte. Limited, Ghiath M. Sukhtian, and Arun Kumar Pillai, dated September 18, 2017.

2.
Purchase Agreement by and between Oncobiologics, Inc. and GMS Tenshi Holdings Pte. Limited, dated September 7, 2017 (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on September 11, 2017).

3.
Form of Voting and Lock-up Agreement by and between GMS Tenshi Holdings Pte. Limited and the Director or Executive Officer of Oncobiologics, Inc. party thereto, dated September 7, 2017 (incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on September 11, 2017).

4.
Voting and Lock-up Agreement by and between GMS Tenshi Holdings Pte. Limited and Todd Brady, Director Oncobiologics, Inc., dated September 7, 2017 (incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on September 11, 2017).

5.
Form of Voting and Lock-up Agreement by and between GMS Tenshi Holdings Pte. Limited and the Stockholder of Oncobiologics, Inc. party thereto, dated September 7, 2017 (incorporated by reference to Exhibit 10.6 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on September 11, 2017).

6.
Form of Voting and Lock-up Agreement by and between GMS Tenshi Holdings Pte. Limited and the Noteholder named therein, dated September 7, 2017 (incorporated by reference to Exhibit 10.7 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on September 11, 2017).

7.
Lock-Up Agreement by and among the Issuer, GMS Tenshi Holdings Pte. Limited and Pankaj Mohan, Ph.D, dated September 7, 2017 (incorporated by reference to Exhibit 10.8 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on September 11, 2017).

8.
Investor Rights Agreement by and between Oncobiologics, Inc. and GMS Tenshi Holdings Pte. Limited, dated September 11, 2017 (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on September 11, 2017).